EXHIBIT B
OFFER TO PURCHASE
Magnetar Spectrum Fund
1603 Orrington Avenue
13th Floor
Evanston, IL 60201
OFFER TO PURCHASE UP TO 15% OF OUTSTANDING SHARES
DATED FEBRUARY 24, 2009 AT NET ASSET VALUE AS OF MARCH 25, 2009
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, MARCH
24, 2009, UNLESS THE OFFER IS EXTENDED
To the Shareholders of Magnetar Spectrum Fund:
                    Magnetar Spectrum Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to 15% of the net assets of the Fund or portions thereof pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to their net asset value as of March 25, 2009, if the Offer expires on March 24, 2009, or, if the Offer is extended, at a later date determined by the Fund (in each case, the “Valuation Date”). (As used in this Offer, the term “Share” or “Shares,” as the context requires, shall refer to the common shares in the Fund representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined at the close of business on the Valuation Date. The Offer is being made to all Shareholders, and is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Private Placement Memorandum and Agreement and Declaration of Trust.
                    Shareholders should realize that the value of their Shares tendered in this Offer likely will change between January 30, 2009 (the last time net asset value was calculated) and the Valuation Date. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Share will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.
                    Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact PNC Global Investment Services Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Shareholders desiring to tender all of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth below.
IMPORTANT
                    Please note that the Board of Trustees of the Fund has approved the liquidation, dissolution and termination of the Fund. The Fund anticipates that it will liquidate, dissolve and terminate shortly after the completion of the Fund’s tender offer. Shareholders who do not tender their Shares will receive a liquidating distribution at the time of the Fund’s liquidation. The Fund will distribute assets in-kind to remaining Shareholders in such a liquidating distribution pro rata, to the extent permitted by applicable law. In addition, note that the Fund has been advised by its investment adviser that a significant Shareholder, which is an affiliate of the investment adviser, will not tender its Shares pursuant to the Offer.
                    The investment adviser and the Board of Trustees of the Fund urge you to consider participation in the Offer. The investment adviser and the Board of Trustees recommend that investors participate in the Offer if they would like to liquidate their investment in the Fund at the present time, receive full payment in cash in connection with the Offer and do not want to receive a distribution in-kind in a liquidating distribution to Shareholders who do not tender their Shares.
                    No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
                    This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
                    Questions and requests for assistance and requests for additional copies of documents related to the Offer may be directed to the Fund’s Administrator.
Attention: Magnetar Spectrum Fund
PNC Global Investment Services Inc.
400 Bellevue Parkway, 2nd Floor
Wilmington, DE 19809
Phone: (866) 211-4521
Fax: (302) 791-2790

MAGNETAR SPECTRUM FUND
TABLE OF CONTENTS

1. Background and Purpose of the Offer	3

2. Offer to Purchase and Price	3

3. Amount of Tender	3

4. Procedure for Tenders	4

5. Withdrawal Rights	4

6. Purchases and Payment	4

7. Certain Conditions of the Offer	5

8. Certain Information About the Fund	5

9. Certain Federal Income Tax Consequences	6

10. Miscellaneous	7

MAGNETAR SPECTRUM FUND
SUMMARY TERM SHEET
•	As stated in the offering documents of Magnetar Spectrum Fund (hereinafter “we” or the “Fund”), we will purchase your common shares in the Fund (“Share” or “Shares” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern time on March 24, 2009 unless the Offer is extended (the “Expiration Date”).

•	The net asset value of the Shares will be calculated for this purpose as of March 25, 2009 or, if the Offer is extended, at a later date determined by the Fund (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

•	You must tender your entire portfolio of Shares. If you tender your entire portfolio of Shares, we will give you a cash payment equal to the net asset value of the Shares tendered (valued in accordance with the Fund’s Agreement and Declaration of Trust (the “Trust Instrument”)), determined as of the Valuation Date.

•	If we accept the tender of your entire portfolio of Shares, we will pay you your proceeds from cash on hand, and/or the proceeds of the sale of portfolio securities held by the Fund.

•	The Board of Trustees of the Fund has approved the liquidation, dissolution and termination of the Fund. The Fund anticipates that it will liquidate, dissolve and terminate shortly after the completion of the Fund’s tender offer. Shareholders who do not tender their Shares will receive a liquidating distribution at the time of the Fund’s liquidation. The Fund will distribute assets in-kind to remaining Shareholders in such a liquidating distribution pro rata, to the extent permitted by applicable law. Also, the Fund has been advised by its investment adviser that a significant Shareholder in the Fund, which is an affiliate of the investment adviser, will not to tender its Shares pursuant to the Offer. The investment adviser and the Board of Trustees of the Fund urge you to consider participation in the Offer. The investment adviser and the Board of Trustees recommend that investors participate in the Offer if they would like to liquidate their investment in the Fund at the present time, receive full payment in cash in connection with the Offer and do not want to receive a distribution in-kind in a liquidating distribution to Shareholders who do not tender their Shares.

•	Following this summary is a formal notice of our offer to purchase your Shares. Our Offer remains open to you until 12:00 midnight, Eastern time, on March 24, 2009, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Shares. You will also have the right to withdraw the tender of your Shares at any time after April 21, 2009, assuming your Shares have not yet been accepted for repurchase.

•	If you would like us to repurchase your Shares, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to PNC Global Investment Services, Inc. (“PNC”) at 400 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809, Attention: Magnetar Spectrum Fund; or (ii) fax it to PNC at (302) 791-2790, so that it is received before 12:00 midnight, Eastern time, on March 24, 2009. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PNC PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON MARCH 24, 2009).

•	The value of your Shares will change between January 30, 2009 (the last time net asset value was calculated) and the Valuation Date.

•	If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, you may contact PNC at (866) 211-4521 or at PNC, 400 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

•	Please note that just as you have the right to withdraw the tender of a Share, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on March 24, 2009. Also realize that although the Offer expires on March 24, 2009, you will remain a Shareholder of the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered Shares will remain at risk until the Valuation Date, because of their investment pursuant to the Fund’s investment program.
                    1. Background and Purpose of the Offer. The purpose of this Offer is to provide liquidity to Shareholders who hold Shares, as contemplated by and in accordance with the procedures set forth in the Fund’s Private Placement Memorandum, as supplemented (the “Private Placement Memorandum”), and the Trust Instrument. The Private Placement Memorandum and the Trust Instrument, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Private Placement Memorandum, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Private Placement Memorandum and the Trust Instrument.
                    The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program and investor base. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects will not be reduced or eliminated as additional subscriptions for Shares will not be accepted. Shares that are tendered to the Fund in connection with this Offer will be retired.
                    In addition, the Board of Trustees of the Fund has approved the liquidation, dissolution and termination of the Fund. The Fund anticipates that it will liquidate, dissolve and terminate shortly after the completion of the Fund’s tender offer. Shareholders who do not tender their Shares will receive a liquidating distribution at the time of the Fund’s liquidation. The Fund will distribute assets in-kind to remaining Shareholders in such a liquidating distribution pro rata, to the extent permitted by applicable law. Note that the Fund has been advised by its investment adviser that a significant Shareholder, which is an affiliate of the investment adviser, will not tender its Shares pursuant to the Offer.
                    2. Offer to Purchase and Price. Subject to the conditions of the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on March 24, 2009 or any later date as corresponds to any extension of the Offer. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.
                    As of the close of business on February 23, 2009, there was approximately $239,218,065 outstanding in capital of the Fund held in Shares (based on the estimated unaudited net asset value of such Shares). Shareholders may obtain monthly estimated net asset value information, until the expiration of the Offer, by contacting PNC at the telephone number or address set forth on page 2 of the Offer, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).
                    3. Amount of Tender. Subject to the limitations set forth below, participating Shareholders must tender all of their Shares. The Offer is being made to all Shareholders.
                    If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to 15% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If Shares that are valued at more than 15% of the net assets value of the Fund are duly tendered prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase. In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.
                    4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to PNC, at 400 Bellevue Parkway, 2nd Floor Wilmington, DE 19809, Attention: Magnetar Spectrum Fund, or fax a completed and executed Letter of Transmittal to PNC, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.
                    The Fund recommends that all documents be submitted to PNC via certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Letter of Transmittal to PNC must also send or deliver the original completed and executed Letter of Transmittal to PNC promptly thereafter. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact PNC, at 400 Bellevue Parkway, 2nd Floor Wilmington, DE 19809, Attention: Magnetar Spectrum Fund at the telephone number set forth on page 2 of the Offer. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of PNC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the for which acceptance of or payment would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the investment adviser or the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
                    5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and at any time after April 21, 2009 assuming such Shareholder’s Share has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PNC at 400 Bellevue Parkway, 2nd Floor Wilmington, DE 19809, Attention: Magnetar Spectrum Fund or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PNC at the telephone number indicated on page 2 of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.
                    6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date.
                    For Shareholders who tender all of their Shares, if such Shares are accepted for purchase, the Fund will make a cash payment in an amount equal to the net asset value of the Shares tendered, determined as of the Valuation Date. The cash payment will be wire transferred directly to an account designated by the Shareholder. Payment of this amount will be made within five business days after the Valuation Date.

                    Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.
                    The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be derived from cash on hand and/or the proceeds of the sale of portfolio assets held by the Fund.
                    7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.
                    The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
                    8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 1603 Orrington Avenue, 13th Floor, Evanston Il 60201, and its telephone number is (847) 905-4400. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Trust Instrument.
                    The Fund does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional Shares or the disposition of Shares, aside from the liquidation, dissolution and termination of the Fund; (b) an extraordinary corporate transaction, aside from the liquidation, dissolution and termination of the Fund, such as a merger or reorganization, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the investment adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Trust Instrument or other actions that might impede the acquisition of control of the Fund by any person.

                   As of January 30, 2009 the aggregate value and percentage of Shares beneficially owned by members of the Board of Trustees, the Fund’s officers and other persons are set forth in the table below. None of the Trustees, other than Eric Scheyer, beneficially own Shares of the Fund.

	Value of Shares	Percentage of Shares
Name and Position	beneficially owned	beneficially owned
Magnetar Financial, LLC, Adviser	$6,624	0.003%
Eric Scheyer, Trustee of the Fund	$55,363	0.023%
Michael Wilds, President of the Fund	$6,307	0.003%
Adam E. Daley, Vice President and Treasurer of the Fund	$6,317	0.003%
Joshua M. Levinson, Secretary of the Fund	$31,531	0.013%
Magnetar Spectrum Master Fund, LP, Feeder Fund	$235,045,740	99.641%
                    To the Fund’s knowledge, no Trustee or other affiliate plans to tender, and the Fund presently has no plans to purchase, the Shares of any Trustee or other affiliate of the Fund pursuant to the Offer. Executive officers of the Fund and the investment adviser will tender their Shares pursuant to the Offer.
                    Effective as of February 23, 2009, Mr. Daley sold 9.54 Shares of the Fund to Mr. Wilds at $618.44 per Share in a private transaction effected in Evanston, Illinois and which was approved by the Board of Trustees of the Fund in accordance with the Private Placement Memorandum and the Fund’s organizational documents. There have been no other transactions involving Shares that were effected during the past 60 days by the Fund, the investment adviser, any Trustee, any executive officer of the Fund, or any person controlling the Fund, the Adviser or any Trustee.
                    9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and Internal Revenue Service (“IRS”) rulings. Each shareholder should consult his or her own tax adviser for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the shareholder is a citizen, resident or domiciliary. There can be no assurance that administrative, judicial or legislative changes will not alter (retroactively or prospectively) this discussion of U.S. federal income tax consequences.
                    a. U.S. Shareholders.  It is anticipated that Shareholders (other than tax-exempt persons) who are (i) citizens and/or residents of the U.S., (ii) corporations, partnerships or certain other entities created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, or (iv) trusts if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (collectively, “U.S. Shareholders”), and who sell Shares pursuant to the Offer, will generally recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. This gain or loss will be capital gain or loss if the Shares sold are held by the tendering U.S. Shareholder at the time of sale as capital assets and will be treated as long-term capital gain or loss if the Shares have been held at that time for more than one year and short-term capital gain or loss if the Shares were held for one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Shareholder will be taxed at a current maximum rate of 15%. This U.S. federal income tax treatment, however, is based on the assumption that not all Shareholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in the Fund of each tendering Shareholder (including Shares constructively owned by such tendering Shareholder pursuant to the provisions of Section 318 of the Code) will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by the Fund, rather than as a gain from the sale of the Shares. In that event, the cash received by a U.S. Shareholder would be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. Shareholder’s allocable share of the Fund’s current or accumulated earnings and profits, with any excess of the cash received over the portion so taxable as a dividend constituting a non-taxable return of capital to the extent of the U.S. Shareholder’s tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares (if the Shares are held as capital assets) depending on how long they were held by the U.S. Shareholder. If cash received by a U.S. Shareholder is taxable as a dividend, the Shareholder’s tax basis in the purchased Shares will be added to the tax basis of the remaining Shares held by the Shareholder. In addition, if a tender of Shares is treated as a distribution to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result with respect to a non-tendering Shareholder whose proportionate interest in the Fund has been increased by such tender.
                    Under the “wash sale” rules under the Code, loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires Shares within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Fund Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share.
                    PNC may be required to back-up withhold against the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless either (a) the U.S. Shareholder has completed and submitted to PNC an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that (a) such number is correct; (b) (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law.
                    Under Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
                    b. Non-U.S. Shareholders.  The U.S. federal income taxation of a “Non-U.S. Shareholder” (i.e., any Shareholder that is not a U.S. Shareholder as defined above) on a sale of Shares pursuant to the Offer depends on whether such transaction is “effectively connected” with a trade or business carried on in the U.S. by the Non-U.S. Shareholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Shareholders. If the sale of Shares pursuant to the Offer is not effectively connected with a U.S. trade or business and if, as anticipated for most U.S. Shareholders, it gives rise to taxable gain or loss, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding; provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale and certain other conditions are satisfied. If, however, the cash received by a tendering Non-U.S. Shareholder is treated for U.S. tax purposes as a distribution by the Fund, the portion of the distribution treated as a dividend to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend does not constitute effectively connected income. If the amount realized on the tender of Shares by a Non-U.S. Shareholder is effectively connected income, regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder. In addition, if the Non-U.S. Shareholder is a corporation, it may be subject to a 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income.
                    Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability.
                    10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any State law deemed applicable to the Offer.
                    The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PNC at the address and telephone number set forth on page 2 or from the SEC’s internet website, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC, 100 F Street, N.E., Washington, D.C. 20549.